August 29, 2018

United States Securities and Exchange Commission
Division of Corporate Finance

REF:       Response Letter to SEC comment letter Dated July 26, 2018
American Resources Corporation
Form S-1 and Amendment to Form S-1
Filed July 2, 2018
File No. 333-226042

Dear Sir or Madam,

With respect to the above-referenced comment letter, please see our responses below, in-line with each of your comments and/or questions.

Form S-1/A filed July 3, 2018

Prospectus Cover Page, page i

1.
We note your statement that your expected offering price will be $1.20 per share, “although subject to change.” Please confirm that the shares to be registered will only be offered at the final share price for the duration of the offering.

Response: We confirm that statement and have amended the language in the Form S-1 accordingly on the same page.

2.
Please provide more detail as what "geologic and logistical advantages" your projects possess.

Response: We have amended the language in the Form S-1 on that page to remove that statement.

3.
We note the reference to your operations as being “among the lowest-cost coal production in the United States.” Please provide more detail in support of this statement.

Response: We have amended the language in the Form S-1 on that page to remove that statement.

4.
You disclose that the company "is currently in the process of expanding its coal production at three of its producing mines, starting production at five other mines, and acquiring additional mines and reserves..." Provide more detail here and throughout your filing regarding each of these plans. For example, disclose which mines will undergo expansion, which mines will start production, and where and how the company intends to acquire additional mines and reserves. Please also discuss the feasibility of such projects given your disclosure, for example, that "[a]ny idled mines that are brought into production would require significant upfront capital investment.

Response: We have amended the language in the Form S-1 to remove that statement and clarify the feasibility of any new projects on pages 48, 49, 50, 65, 66, and 67.

American Resources Corporation ● www.AmericanResourcesCorp.com
P.O. Box 606 ● Fishers, IN ● 46038
Indiana ● Kentucky ● St. Croix ● New York

5.
Please provide more information regarding the process by which the company is able to “increase its operating margin” via the washing, loading, etc. processes described.

Response: We have amended the language in the Form S-1 on that page to remove that statement.

Risk Factors
We have never declared or paid a cash dividend on our shares nor will we in the foreseeable future., page 9

6.
Please revise this risk factor and similar statements throughout your filing to acknowledge that your Series B preferred stock is entitled to an 8% annual dividend and this accrued amount is recorded as $70,157.

Response: We have amended the language in the Form S-1 on pages 9, 33, and 63 to clarify this risk factor to account for the Series B preferred stock dividend, as well as elsewhere in the amended Form S-1.

We may face restricted access to international markets in the future., page 22

7.
Expand your risk factor presentation and MD&A disclosures to address the potential impact that the recent series of reciprocal U.S., Chinese, and European tariffs are likely to have on your operating costs, product margins, and overall competitive position.

Response: Our filing has been amended to include that discussion on page 22.

Use of Proceeds, page 40

8.
We note you intend to use approximately $3 million of proceeds from this offering to partially repay certain debt and payables. Please tell why you are allocating only $3 million towards the payment of your current liabilities. With a view towards an expanded discussion under Liquidity and Capital Resources in MD&A, please explain how you intend to fund the payment of your current liabilities including the current amounts due on your debt and lease obligations, the post-balance sheet transactions reported on page F-9, as well as your put obligations related to the Series B preferred stock following a secondary offering.

Response: We have amended the language in the Form S-1 on the same page to clarify.

9.
Please clarify if you intend to use proceeds from this offering to satisfy the Series B preferred stock accrued dividend amount. Please also clarify if you have paid out any dividends or partially satisfied the outstanding accrued total, whether via cash, stock, etc.

Response: We have amended the language in the Form S-1 on the same page to clarify.

Plan of Distribution, page 41

10.
We note your statement here and throughout the filing that you may offer shares via an underwriter. If you have already engaged an underwriter please identify the underwriter. If you have plans or agreements with any underwriters, please disclose those as well.

Response: We have clarified in the amended Form S-1 on pages 3, 34 and 41 that we have not yet engaged an underwriter with respect to this offering and have no definitive plans or agreements to do so at this time.

Information with Respect to the Registrant, page 46

11.
For each of your material properties please briefly summarize your lease and royalty obligations, including the expiration date of the lease, pursuant to paragraph (b) (2) of Industry Guide 7.

Response: We have included a summary in the amended S-1 describing the information required in paragraph (b) (2) of Industry Guide 7 on page 62.

American Resources Corporation ● www.AmericanResourcesCorp.com
P.O. Box 606 ● Fishers, IN ● 46038
Indiana ● Kentucky ● St. Croix ● New York

12.
We note your references to mineral reserves throughout your filing. For each of your properties please disclose your proven and probable mineral reserves pursuant to paragraph (3) of the Instructions to Item 102 of Regulation S-K. Please disclose reserves in terms of tonnage and grade or quality and clarify if your reserves are stated prior to or after mining and processing dilution and recovery factors. If reporting reserves prior to dilution and recovery factors please include these factors as a footnote to your reserve table. Clearly classify your coal reserves as thermal or metallurgical coal. Additionally include the mineral pricing assumptions used in the economic evaluation of your mineral reserves as a footnote to your reserve disclosure.

Response: We have clarified in the amended 10-K that we do not have proven and probable reserves as defined in Industry Guide 7, present on pages 4, 47, 48, 49, 64, 66, and 67.

13.
For each of your properties without a mineral reserve please provide a clear statement that the property has no mineral reserves pursuant to paragraph (4) (i) of Industry Guide 7.

Response: We have clarified in the amended 10-K that we do not have proven and probable reserves as defined in Industry Guide 7, present on pages 4, 47, 48, 49, 64, 66, and 67, and throughout the document.

14.
Please insert a map showing the location and access to each of your properties, plants, and transportation routes pursuant to paragraph 3(b) of the Instructions to Item 102 of Regulation S-K.

Response: We have included maps showing the requested information in the amended Form S-1 on pages 48, 49, 50, 66, and 67.

15.
For each of your properties with a mineral reserve please forward to our engineer as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. This information should include:

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Acreage breakdown by owned, leased or other.

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Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.

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Drill-hole maps showing drill intercepts.

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Justifications for the drill hole spacing for proven and probable classification levels.

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General cross-sections that indicate the relationship between coal seams, geology, and topography.

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A detailed description of your procedures for estimating “reserves.”

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The specific criteria used to estimate reserves.

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An indication of how many years are left in your longest-term mining plan for each reserve block.

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Site specific economic justification for the criteria you used to estimate reserves.

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Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.

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Third party reviews of your reserves that were developed within the last three years.

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Any other information needed to establish legal, technical and economic feasibility.

American Resources Corporation ● www.AmericanResourcesCorp.com
P.O. Box 606 ● Fishers, IN ● 46038
Indiana ● Kentucky ● St. Croix ● New York

Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Response: We have clarified the language in the amended Form S-1 on pages 4, 47, 48, 49, 64, 66, and 67, and throughout the document to clarify that we do not have Proven and Probable reserves as defined in Industry Guide 7.

16.
Please disclose the production capacity and utilization rate for each of your mines and processing plants pursuant to paragraph (1) of the Instructions to Item 102 of Regulation S-K.

Response: We have clarified and added such disclosure in the amended 10-K on pages 47, 48, 49, 50, 65, 66, and 67

17.
For each of your material properties please clarify if all necessary permits have been obtained. For material properties in which all permits have not been obtained please briefly summarize the significant permits remaining to be obtained and the likelihood of obtaining such permits.

Response: We have clarified and added such disclosure in the amended Form S-1 on page 62.

18.
For each of your mines and processing facilities please disclose tonnages produced and the average price received. To the extent available, please include this information for the last three fiscal years. In this regard we reference paragraph (3) of the Instructions to Item 102 of Regulation S-K.

Response: We have clarified and added such disclosure in the amended 10-K on pages 47, 48, 49, 50, 65, 66, and 67.

19.
For each material property please disclose the information required by paragraph (b)(4) of Industry Guide 7 including the condition of the plant and equipment, the work completed on the property, the total cost for each property, and the source of power and water.

Response: We have clarified and added such disclosure in the amended 10-K on pages 47, 48, 49, 50, 65, 66, and 67.

Dependence on One or a Few Customers, page 52

20.
We note your disclosure that as of March 31, 2018, 72% of revenue came from two customers. Please identify the names of these customers and their relationship, if any, with the company. Please see Item 101(c)(1)(vii) of Regulation S-K.

Response: The customer concentration does not include any companies with a relationship with the company other than the sales transaction. The loss of the customers would not have a material impact on the business as there are numerous replacements for their amounts purchased. According to the referenced rule, the disclosure needs to be included if, ‘the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.’ This is not the case with our business or customer base and therefore the disclosure was not included. Additionally, as our production has increased so has our customer base. Throughout 2018, we have sold to more and different customers than we did in 2017 and 2016. Most customer contracts have a renewal option and those that we have chosen not to renew we have replaced with a customer that has better terms. The language on page 52 of the amended S-1 clarifies this relationship.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, Including Duration, page 52

21.
Please disclose whether the company intends to acquire any registered trademarks or trade names. Please include a risk factor discussion of the risks associated with the absence of such protections.

Response: We feel the statement regarding our lack of trademarks on page 52 and the immateriality it has on our business is consistent with other similar coal companies.

Costs and Effects of Compliance With Environmental Laws, page 62

22.
We note your disclosure that the “cost of compliance with environmental laws amounted to $190,940 and $9,806” for fiscal years 2017 and 2016. We also note your statement that the prospectus contains “additional detail regarding other reclamation and remediation costs.” Please clarify and expand this section to disclose any additional costs not included in the monetary figures noted above. We note your discussion elsewhere of asset retirement obligations and your reclamation liabilities.

Response: Our filing has been amended to include additional information on pages 62 and F-18. The other requested items are not presented by our peer group and would put us at a competitive disadvantage. As an example, Ramaco Resources does not include such information in their disclosures.

American Resources Corporation ● www.AmericanResourcesCorp.com
P.O. Box 606 ● Fishers, IN ● 46038
Indiana ● Kentucky ● St. Croix ● New York

Management's Discussion and Analysis of Financial Condition and and Results of Operations Marketing, Sales and Customers, page 69

23.
Please modify your filing to provide a chart or graph presenting the 5-year historical industry pricing for thermal and metallurgical coal in your targeted markets. See Regulation S-K Item 303(a) (3) and the Instructions to Item 303(a)

Response: Our filing has been amended to include the above requested information on page 69

Employees, page 80

24.
Please clarify whether your disclosed number of employees, "approximately 204," includes contractors.

Response: We have provided clarification in the amended Form S-1 on page 80.

Liquidity and Capital Resources, page 80

25.
Please discuss your current funding sources and your ability to satisfy your current debt obligations and to pay for the costs of maintaining your mines for operational and regulatory purposes.

Response: We have updated the language on page 80 of the amended Form S-1 to expand on the liquidity needs.

Results of Operations for the Years Ended December 31, 2017 and December 31, 2016, page 80

26.
Please expand and revise your discussion under results of operations for all periods to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. We note that while you discuss certain factors to which changes are attributable, you do not analyze the underlying business reasons for the changes. For example, you attribute an increase in revenue to “a full year of production” and attribute increased network operations expenses to “a full year of production,” you do not fully analyze the underlying reasons for these changes. Where there are material fluctuations individually or in the aggregate, we believe your disclosures could be improved by ensuring that all material factors are analyzed. Please refer to Item 303 of Regulation S-K and Securities Act Release No. 33-8350. Please also update your “Results of Operations For The Three Month Period Ended March 31, 2018” section in the same manner.

Response: Our filing was amended to include the above requested information on page 80.

Security Ownership of Certain Beneficial Owners and Management, page 86

27.
Your table discloses that Golden Properties beneficially owns 1,688,350 shares of common stock while Note 3 states that Golden Properties beneficially owns 1,885,460 shares. Please clarify. It also appears that Golden Properties holds warrants that allow it to purchase approximately 5 million shares (pg. II-3). Please update your beneficial ownership table to correct both Note 3 and reflect the shares which may be purchased pursuant to the outstanding warrants. If you believe these shares of common stock are not required to be included on the beneficial ownership table, please provide us with a detailed explanation.

Response: We have clarified on the same page that Alex Lau is the principal and beneficial owner of Golden Properties and therefore his 59,133 Series A Preferred shares is consolidated with Golden Properties’ 1,688,350 common shares.

28.
Please include your officers, directors, and other holders of Series A preferred stock (and other securities) on your beneficial ownership table “common stock beneficially owned” columns. While you disclose the number and percentage of Series A preferred stock held, you do not present these shareholders' as-converted common stock ownership percentages on page 86. Please include this information for clarity and completeness.

Response: We have included the additional information in the amended S-1 on page 86.

Note 8 - Subsequent Events, page F-9

29.
Please disclose how you accounted for the forgiveness of the related party payables and advise us.

Response: We have updated the language in the amended Form S-1 on the same page to describe the accounting treatment on page F-8.

American Resources Corporation ● www.AmericanResourcesCorp.com
P.O. Box 606 ● Fishers, IN ● 46038
Indiana ● Kentucky ● St. Croix ● New York

Note 1 - Summary of Significant Accounting Policies
Basis of Presentation and Consolidation, page F-15

30.
As applicable, please update the charts on pages 47 and 64 to include the VIEs.

Response: We have updated the org charts on those same pages to reflect the existence of ERC Mining LLC and Land Resources & Royalties LLC as primary beneficiaries.

31.
We note the Company is the primary beneficiary of ERC Mining LLC and Land Resources and Royalties LLC. Please provide us a "primary beneficiary" analysis underpinning your conclusions. In this regard, we note

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on page 21, that certain members of your management team will derive direct financial and economic benefit from mining properties leased from Land Resources & Royalties LLC, which they own and control;

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on page 51, that LC Energy Operations LLC, an unrelated entity, is required to provide funding for the operations of ERC's Gold Star mine and any cash flows from its operations for the foreseeable future will go to LC to satisfy prior debt advanced to the Gold Star Mine

Response: Analysis for ERC Mining LLC and Land Resources and Royalties LLC is attached. LC Energy Operations LLC is connected with ERC Mining Indiana Corp and not ERC Mining LLC which are different entities. ERC Mining Indiana Corp is consolidated in the financial statements because it is 100% owned by Quest Energy Inc. ERC Mining LLC is consolidated because of the VIE rules.

32.
As applicable, please disclose:

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the nature of your involvement with each VIE;

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the nature of restrictions on a consolidated VIE’s assets and on the settlement of its liabilities in your balance sheet, including the carrying amounts of such assets and liabilities;

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the nature of, and changes in, the risks associated with your involvement with each VIE; and

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how your involvement with each VIE affects your financial position, financial performance, and cash flows.

Refer to ASC 810-10-50-2-AA.

Response: We expanded discussion on the VIEs are disclosed in Note 5 and Note 6, respectively on page F-15. Additional disclosure in Note 1 would be redundant. Reference have been added to Note 1 to further disclosures.

Coal Property and Equipment, page F-18

33.
We note on page 12 and on pages 46-51 that that you have several idled, non-producing mines. Please advise us and expand your disclosures to provide:

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the total carrying value of the long-lived assets at the idled mines and their locations;

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when you performed the impairment analysis; and

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how you define an asset group, specifically the factors you consider in determining whether a mine or group of mines has independent cash flows.

Response: No values were assigned to any mining permits or properties including the idled mines. Their carrying value is $0. There were no impairment tests done on items that had no carrying value assigned to them. No mines had any cash flow upon acquisition. When acquired, each company had its own group of property and mining assets. Again, none of the property or mining assets had any cash flows and were not recorded with any carrying value. Therefore, all value was assigned to equipment and facilities none of which have had any triggering events warranting impairment testing. The transactions were recorded as such on the financial statements.

American Resources Corporation ● www.AmericanResourcesCorp.com
P.O. Box 606 ● Fishers, IN ● 46038
Indiana ● Kentucky ● St. Croix ● New York

Asset Retirement Obligations (ARO) – Reclamation, page F-18

34.
Please disclose hereunder and on page F-6 the significant assumptions underlying your measurement of accrued asset retirement obligations. In this regard, we note on page 29 that the amounts recorded are dependent upon a number of variables, including the estimated future closure costs, estimated proven reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted risk-free interest rates.

Response: We have added disclosure on pages F-6 and F-18 for inflation rate of 1.5% and risk free rate of .23% which was the effective rate upon acquisition. The other requested items are not presented by our peer group and would put us at a competitive disadvantage.

Note 2 - Property and Equipment, page F-20

35.
Please disclose hereunder and on page F-8 the gross amount of assets recorded under capital leases according to nature or function. Refer to ASC 840-30-50-1a.

Response: Our filing has been amended for the above requested information on page F-19

Note 9- Equity Transactions, page F-25

36.
Company's EBITDA and is puttable at a premium in the event of a secondary offering, among other hurdles. Further, disclose the targeted EBITDA and the put premium

Response: Application of ASC 480 – Distinguishing Liabilities from Equity: The put option within the Series B preferred stock does not create a liability as the triggers to the put are within the company’s control. The expiration of the put component of 9 months passed without and of the triggering events occurring such as a secondary offering or uplisting to a national exchange.

Application of ASC 815 – Derivatives and Hedging: The embedded conversion feature does not constitute a derivative because there is no live redemption feature and the triggers are in the control of the company, therefore it is more akin to equity than debt.

General

37.
We also note your statement on your website that “American Resources has an economic interest in the Quest LNG brand, which is a development stage United States Virgin Islands based supplier of Liquefied Natural Gas ('LNG') to the Caribbean marketplace.” Please discuss and disclose your relationship with Quest LNG, specifically highlighting this entity's relationship with your subsidiaries Quest Energy Inc. and Quest Processing LLC.

Response: We are in the process of revising our website and have removed that information in the meantime.

38.
We note references on your website to “oil and gas operations” and your ability to “invest as an operator, net revenue interest holder or net royalty interest holder.” Please provide more information regarding these statements and update your filing accordingly

Response: We are in the process of revising our website and have removed that information in the meantime. Prior to our control of American Resources Corporation, management of that company represent their business as formed to "construct and/or purchase and manage a chain of combined gasoline, diesel and natural gas (NG) fueling and service stations".

After review of the responses and the amended S-1, please let us know if you have additional questions or comments

/s/ Thomas Sauve
Thomas Sauve
President

American Resources Corporation ● www.AmericanResourcesCorp.com
P.O. Box 606 ● Fishers, IN ● 46038
Indiana ● Kentucky ● St. Croix ● New York